Exhibit 99.1

Annual General Meeting London 14 May 2008
Chairman’s Letter and Notice of Meeting

Adding Vitality to Life

Unilever House, 100 Victoria Embankment, London EC4Y 0DY
Telephone 020 7822 5252 Facsimile 020 7822 5951

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Michael Treschow Chairman	27 March 2008

Dear shareholder,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM). The AGM will be held at 11.00am on Wednesday 14 May 2008 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1.

Patrick Cescau, the Group Chief Executive, will be giving a full report on the progress of the business in 2007 at the AGM.

Following your election at last year’s AGM, we have strengthened the Board through the appointment of three new Non-Executive Directors: Genevieve Berger, Narayana Murthy and Hixonia Nyasulu and also following my election as a Non-Executive Director at the 2007 AGM I assumed the Chairmanship of Unilever. Each of our new Non-Executive Directors, who are all distinguished in their respective fields, has added valued expertise and further independence to the Board as well as broadening its diversity of background and experience.

On 1 September 2007, we also appointed Jim Lawrence, who joined us from General Mills Inc. as our Chief Financial Officer in succession to Rudy Markham who stepped down as an Executive Director at the 2007 AGM. We are delighted to propose for election at this year’s AGM Jim Lawrence as an Executive Director. Following on from the agreement made with Jim Lawrence on his recruitment we are asking shareholders to approve an increase in the limits which apply to awards to be made to him under our Unilever Global Share Incentive Plan 2007 and under the annual incentive plan. These limits will only apply to Jim Lawrence. Jim’s biography is included on page 6 of this Notice and his fresh insights will be of particular value to Unilever at this time.

Whilst welcoming Jim, we will be saying goodbye to Kees van der Graaf and Ralph Kugler, who are leaving after, respectively 32 and 29 years of service. We thank them for all they have done and wish them well.

Due to personal reasons Jean-Cyril Spinetta stepped down as a Non-Executive Director in September 2007. On behalf of the Board I would like to acknowledge his wise counsel and experience during his appointment as a Non-Executive Director.

Unilever PLC
Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

At the AGM, we will also be proposing the adoption of a new set of Articles of Association for Unilever PLC following the phased introduction of the Companies Act 2006. The Companies Act 2006 is being implemented in a phased period and the opportunity is being taken to update Unilever PLC’s existing Articles of Association to accommodate the new provisions which have already come into force or will be coming into force during 2008. An explanation of the principal changes to the Company’s Articles of Association is set out on pages 7 and 8 and the proposed new Articles of Association showing the changes to the current Articles of Association are available at www.unilever.com/AGM. It is expected that shareholders will also be asked to adopt a further set of Articles of Association at next year’s AGM to reflect changes arising from the implementation of the remaining provisions of the Companies Act 2006 which are due to be completed by October 2009.

The rest of the formal business, covering issues such as allotment and repurchase of shares and the approval of the Company’s Remuneration Report, will be generally familiar to you and full explanations are set out in the explanatory notes to the Notice.

Your Board believes that all the proposals to be put to you at this year’s AGM are in the best interests of the Company and all shareholders.

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue.

Enclosed with this letter you will find the Notice of our AGM (together with the Explanatory Notes), and a Proxy Form. For those who have requested it, the Annual Review 2007 and Unilever Annual Report and Accounts 2007 is also enclosed as appropriate. Our Annual Review 2007 includes summary financial information adequate to give a clear understanding of our performance. The Unilever Report and Accounts 2007 provides a comprehensive statement of our accounts and full financial and statutory information. Both these documents and a wealth of other information about our business can be accessed on our website at www.unilever.com/investorcentre

Shareholders who have elected to receive their Annual Review and other AGM documents electronically will have received an email informing them how they can access these documents using the internet. Shareholders wanting to complete and submit their Proxy Form in this way can do so via www.unilever.com/shareholderservices I would encourage all those of you familiar with the internet to try this facility and details can be found on the back of your Proxy Form.

Shareholders who have deemed to have agreed to website communications following our earlier consultation exercise will be receiving a notification of availability which will also include a copy of this AGM Notice and Proxy Form.

Institutional investors are able to cast their votes using CREST electronic Proxy voting.

All your votes are important to us and I would urge you to complete and return the Proxy Form in good time, and in any event no later than 11.00am on 12 May 2008.

I look forward to meeting as many of you as possible on 14 May 2008, which will be my first AGM of Unilever PLC following my appointment as Chairman.

Yours sincerely,

Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2008	2

Unilever PLC Notice of Annual General Meeting 2008

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 14 May 2008 to transact the following business:

Report and Accounts for the year ended 31 December 2007
1	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2007, together with the Directors’ Report and the Auditors’ Report.

Approval of the Directors’ Remuneration Report for the year ended 31 December 2007
2	To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2007 included within the Annual Report and Accounts 2007.

Declaration of dividend
3	To declare a dividend on the Ordinary shares.

Re-election of Executive Director
4	To re-elect Mr P J Cescau as a Director

Election of Executive Director
5	To elect Mr J A Lawrence as a Director

To increase GSIP award and bonus limits for Mr J A Lawrence
6	To approve the increased annual awards limit of 340% of base salary under the Unilever Global Share Incentive Plan 2007 and annual bonus opportunity limit of 160% of base salary to apply to Mr J A Lawrence.

Re-election of Non-Executive Directors
To re-elect as Directors:

7	Professor G Berger
8	The Rt Hon The Lord Brittan of Spennithorne QC, DL
9	Professor W Dik
10	Mr C E Golden
11	Dr B E Grote
12	Mr N Murthy
13	Ms H Nyasulu
14	The Lord Simon of Highbury CBE
15	Mr K J Storm
16	Mr M Treschow
17	Mr J van der Veer

Re-appointment and remuneration of Auditors
18	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

19	To authorise the Directors to fix the remuneration of the Auditors.

Directors’ authority to issue shares
20	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £13 450 000 provided that this authority shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired, and that this resolution shall cancel and replace the corresponding resolution passed at the last annual general meeting of the Company.
Disapplication of pre-emption rights
21	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, subject to the passing of the previous resolution, the Directors be and are hereby given power pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution or, where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

	(a)	to the allotment of equity securities in connection with a rights issue in favour of Ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

	(b)	to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2 000 000;

and shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Company’s authority to purchase its own shares
22	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, pursuant to Article 64 of the Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary shares of 3 1/9 pence each in the capital of the Company, subject to the following conditions:

	(a)	the maximum number of shares which may be hereby purchased is 131 million shares;

	(b)	the minimum price, exclusive of expenses, which may be paid for each share is 3 1/9 pence;

	(c)	the maximum price, exclusive of expenses, which may be paid for each share is not more than the higher of (1) five per cent above the average of the middle market quotations for the Ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and (2) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003); and

	(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the date falling eighteen months after the passing of this resolution or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry enter into any contract under which a purchase of Ordinary shares may be completed or executed wholly or partly after

3	Unilever Chairman’s Letter and Notice of Meeting 2008

such expiry and the Company may purchase Ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

Adoption of new Articles of Association of the Company
23	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

By order of the Board

S H M A Dumoulin
Secretary	27 March 2008

Explanatory notes to the Notice of Annual General Meeting 2008

1.	A member of the Company who is unable or does not wish to attend the Annual General Meeting (AGM) is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/her behalf at the meeting. A Proxy need not be a member of the Company. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0870 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

2.	A member may appoint more than one Proxy in relation to the AGM provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that member. To do this, that member must complete a separate Proxy From for each Proxy. Members can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0870 600 3977. A member appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf.

3.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services plc, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, no later than 11.00am on Monday 12 May 2008.

4.	As an alternative to completing the hard-copy Proxy Form, a member can appoint a Proxy electronically by logging on to www.unilever.com/shareholderservices, clicking on AGM and selecting the electronic voting option. To do this, a member will need the Shareholder Reference Number (SRN) and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the web site, by no later than 11.00am on Monday 12 May 2008.Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.
5.	In the case of a member which is a company, the Proxy Form must be executed either (i) under its common seal and signed on its behalf by an officer, representative or attorney of the company, whose capacity should be stated; or (ii) by two individuals, each of whom is an officer, representative or attorney of the company, whose capacity should be stated.

6.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified notarilly) must be included with the Proxy Form.

7.	A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the Resolution. A member who does not give any voting instructions in relation to a Resolution should note that his/her Proxy will have authority to vote or to withhold a vote on that Resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to resolutions) which properly comes before the AGM as he/she thinks fit.

8.	The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 9 to 12 below) will not prevent a member from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

9.	CREST members who wish to appoint a Proxy or proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

Unilever Chairman’s Letter and Notice of Meeting 2008	4

10.	In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (CRESTCo), and must contain the information required for such instruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

13.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

14.	If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

15.	Any person to whom this Notice of Meeting is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 and 2 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.
16.	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company at 6.00pm on Monday 12 May 2008 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

17.	Voting on all Resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

18.	In order to facilitate voting by corporate representatives at the AGM, arrangements will be put in place at the AGM so that (i) if a corporate shareholder has appointed the Chairman of the AGM as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the AGM, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the AGM but the corporate shareholder has not appointed the Chairman of the AGM as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

You may not use any electronic address provided either in this Notice of Meeting of AGM or any related documents (including the Chairman’s letter and Proxy Form) to communicate with the Company for any purposes other than those expressly stated.

5	Unilever Chairman’s Letter and Notice of Meeting 2008

Explanatory Notes to the Business of the Annual General Meeting 2008

Report and Accounts for the year ended 31 December 2007 (resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.

Approval of Directors’ Remuneration Report (resolution 2)
The Directors must include specified information within their Remuneration Report in accordance with the Directors’ Remuneration Report Regulations 2002. The Directors’ Remuneration Report for the year ended 31 December 2007 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report is included within the Unilever Report and Accounts 2007 with a summary in the Unilever Annual Review 2007, copies of which are available on Unilever’s website at www.unilever.com/investorcentre Members must, under the regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.

Declaration of dividend (resolution 3)
The final dividend for the year must be approved by the members. The amount to be declared as a final dividend may not exceed the amount recommended by the Directors, which is 34.11p per Ordinary share of 3 1/9 p. If approved, the final dividend will be paid on 19 June 2008 to shareholders on the Register of Members at 23 May 2008.

Re-election of Executive Director (resolution 4)
Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors.

Patrick Cescau is proposed for re-election whilst Kees van der Graaf and Ralph Kugler will step down from the Boards.

Biographical details for Patrick Cescau can be found on page 22 of Unilever’s Annual Review 2007 and on page 46 of the Unilever Annual Report and Accounts 2007, copies of which are available on Unilever’s website at www.unilever.com/investorcentre

Patrick Cescau is also being proposed for re-election to the Board of Unilever N.V. The resolution to re-elect a proposed candidate as an Executive Director shall be subject to and become effective on the passing of the resolution approving his re-appointment as an Executive Director at the Unilever N.V. Annual General Meeting of Shareholders on 15 May 2008 (or at any adjournment thereof).

Election of and increase GSIP award and bonus limits for Executive Director (resolutions 5 and 6)
Mr J A Lawrence

Mr James A Lawrence was appointed Chief Financial Officer on 1 September 2007. He is proposed for election to the Board of Unilever PLC.

Biographical details for Jim Lawrence are set out below. A more extensive biography can be found on page 22 of Unilever’s Annual Review 2007 and on page 47 of the Unilever Annual Report and Accounts 2007, copies of which are available on Unilever’s website at www.unilever.com/investorcentre

Jim Lawrence is also a Non-Executive Director of British Airways Plc and Avnet, Inc. He was previously Vice Chairman of General Mills, Inc. and President and CEO of Pepsi-Cola International (Asia, Middle East, Africa), and Chairman of LEK Partnership.

Jim Lawrence is also being proposed for election as an Executive Director of Unilever N.V. and this Resolution will only become effective if agenda item 6 as set out in the Notice of Annual General Meeting of Unilever N.V. to be held on 15 May 2008 in Rotterdam, the Netherlands or at any adjournment thereof is approved.

The 2007 Directors’ Remuneration Report discloses the key elements of Jim Lawrence’s remuneration on appointment. In terms of annual bonus incentive opportunity and long term incentive award under the Unilever Global Share Incentive Plan 2007 (‘GSIP’), the Remuneration Committee took the view that, in order to secure Jim Lawrence as Chief Financial Officer and taking into account his potential and ability to contribute to the Company’s future success, the award limits should be exceeded.

In setting Jim Lawrence’s remuneration package, the Remuneration Committee had aimed to ensure that it should be attractive and suitable to someone of his calibre, but also that overall the package should be at around the median of the other global companies based in Europe and of similar size to the Company. The package also places the emphasis firmly on longer-term performance rather than on fixed pay (salary and pension). This is in line with the Remuneration Committee’s current approach for other senior executives’ performance-related pay, though to a more limited degree.

With regard to Jim Lawrence’s remuneration for 2008 and beyond, the Remuneration Committee needs to follow the principles identified as part of the recruitment negotiations while, at the same time, staying within the Company’s current overall remuneration framework.

The GSIP is the Company’s primary long-term incentive vehicle. Therefore, it is proposed to meet these objectives by making enhanced awards to Jim Lawrence under the GSIP, and enhanced annual bonus incentive opportunities.

It is therefore proposed to enable annual awards to Jim Lawrence under the GSIP of up to 340% of base salary. This will operate by way of an amendment to the relevant provision in GSIP, which currently has an annual limit of 200% of base salary for the Group Chief Executive and just under 180% of base salary for other Executive Directors. Subject to shareholder approval to this increase in the limit, the 2008 GSIP award to be made to Jim Lawrence will be similar to the 2007 award, at a little less than 340% of base salary.

In setting Jim Lawrence’s award limit at 340% of base salary on grant, the Remuneration Committee took into account the competitiveness of the resulting economic, or fair value, of the award. (The fair value is the value the market might place on the award, taking into account its conditional nature and the loss of dividends.) For an award of 340%, the fair value is around 230% of salary which is between the medians for comparable global companies based in Europe and in the US.

The changes will apply to the annual limits only for Jim Lawrence’s GSIP awards, not to other Executive Directors. Shareholder approval will be sought before the increased limit is applied to other Executive Directors, apart from in exceptional circumstances such as to facilitate recruitment, as currently permitted under the GSIP rules.

With regard to the maximum annual bonus opportunity applying to Jim Lawrence, this will be up to 160% of base salary, and full details of the applicable annual limits with appropriate description of the performance measures will be set out in the Company’s remuneration reports on an ongoing basis. The current intention is only for this to be utilised for Jim Lawrence’s annual bonus opportunity, not to other Executive Directors. Shareholder approval will be sought before this limit is applied to other Executive Directors, apart from in exceptional circumstances such as to facilitate recruitment.

Unilever Chairman’s Letter and Notice of Meeting 2008	6

Re-election of Non-Executive Directors (resolutions 7 to 17)
Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. All the existing Non-Executive Directors are proposed for re-election.

Biographical details concerning each of the Non-Executive Directors proposed for re-election can be found on pages 22 and 23 of Unilever’s Annual Review 2007 and on page 46 of the Unilever Annual Report and Accounts 2007, copies of which are available on Unilever’s website at www.unilever.com/investorcentre The Board has determined that, in its judgement, all the Non-Executive Directors being proposed for re-election are independent. The Board is satisfied that all Non-Executive Directors being proposed for re-election continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.

The same persons are being proposed for re-election as Non-Executive Directors of Unilever N.V. The resolution to re-elect a proposed candidate as a Non-Executive Director shall be subject to and become effective on the passing of the resolution approving his or her re-appointment as a Non-Executive Director at the Unilever N.V. Annual General Meeting of Shareholders on 15 May 2008 (or at any adjournment thereof).

Re-appointment of Auditors (resolution 18)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.

Remuneration of Auditors (resolution 19)
This Resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.

Directors’ authority to issue shares (resolution 20)
Renewal of this authority is sought at the AGM each year. Section 80 of the Companies Act 1985 provides that the Directors may not issue new shares without shareholder approval. The purpose of this Resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13 450 000 in new shares at their nominal value. At 9 March 2008, being the last practicable date prior to the publication of the Notice of this Meeting, this represented approximately 33% of the Company’s issued Ordinary share capital (calculated exclusive of treasury shares). There is no current intention to issue shares pursuant to this authority. At 9 March 2008, the Company held 11.55 million treasury shares which is equal to 0.89% of the issued share capital (excluding treasury shares) in issue as at that date.

Disapplication of pre-emption rights (resolution 21)
Renewal of this authority is sought at the AGM each year. Under the Companies Act 1985 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Section 89 of the Act the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this Resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.

In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this Resolution gives them authority to do so, up to a limit of £2 000 000 in new shares at their nominal value, which at 9 March 2008 (being the last practicable date prior to the publication of the Notice of this Meeting) was approximately 5% of the Company’s issued Ordinary share capital.

Company’s authority to purchase its own shares (resolution 22)
Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this Resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out our share buy back programme. Under this programme, barring any significant movements in exchange rates, we currently intend, together with Unilever N.V., to buy in at least €1.5 billion in aggregate of both companies’ shares in 2008. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

The Resolution specifies the maximum number of shares which may be acquired (which at 9 March 2008 represented just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale. The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

Trusts of Viscount Leverhulme (founder of the company that became Unilever PLC) own four classes of special shares in Margarine Union (1930) Limited (a subsidiary of Unilever PLC). One of these classes of share can be converted at the end of the year 2038 into 70 875 000 PLC Ordinary shares of 3 1/9 p each. As at 9 March 2008, this represents 5.4% of Unilever PLC’s issued ordinary capital (excluding treasury shares). If the full authority to buy back shares is used (being the purchase of 131 000 000 ordinary shares), the options would represent 6.07% of Unilever PLC’s issued ordinary capital (excluding treasury shares).

New Articles of Association (resolution 23)
It is proposed that the Company adopt new Articles of Association (the ‘New Articles’) in order to update the Company’s current Articles of Association (the ‘Current Articles’) primarily to take account of changes in English company law brought about by the Companies Act 2006. The principal changes introduced in the New Articles are summarised below. Other changes, which are of a technical or clarifying nature and also some minor changes which merely reflect changes made by the Companies Act 2006 have not been noted below. The New Articles showing all the changes to the Current Articles are available for inspection as noted on page 9. It is expected that shareholders will also be asked to adopt a further set of Articles of Association at next year’s AGM to reflect changes arising from the implementation of the remaining provisions of the Companies Act 2006 which are due to be completed by October 2009.

7	Unilever Chairman’s Letter and Notice of Meeting 2008

i)	Articles which duplicate statutory provisions
Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. Certain examples of such provisions include provisions as to the form of resolutions and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

ii)	Form of resolution
The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being removed as the concept of extraordinary resolutions has not been retained under the Companies Act 2006. Further, the remainder of this provision is reflected in full under the Companies Act 2006.

The Current Articles enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. These provisions have therefore been removed in the New Articles.

iii)	Convening extraordinary and annual general meetings
The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles because the relevant matters are provided for in the Companies Act 2006. In particular, a general meeting (which is not an AGM) to consider a special resolution can be convened on 14 days’ notice whereas previously 21 days’ notice was required.

iv)	Votes of members
Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a Proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each Proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions. The New Articles give the Directors discretion when calculating the time limits to exclude weekday and bank holidays.

v)	Conflicts of interest
The Companies Act 2006 sets out directors’ general duties which largely codify the existing law but with some changes. Under the Companies Act 2006, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company’s interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty. The New Articles give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.
There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors. It is the Board’s intention to report annually on the Company’s procedures for ensuring that the Board’s powers to authorise conflicts are operated effectively.

vi)	Notice of board meetings
Under the Current Articles, when a Director is outside the United Kingdom or The Netherlands he can request that notice of directors’ meetings are sent to him at a specified address and if he does not do so he is not entitled to receive notice while he is away. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a Director who is abroad.

vii)	Records to be kept
The provision in the Current Articles requiring the Board to keep accounting records has been removed as this requirement is contained in the Companies Act 2006.

viii)	Distribution of assets in specie
The Current Articles contain provisions dealing with the distribution of assets in specie in the event of the Company going into liquidation. These provisions have been removed in the New Articles on the grounds that a provision about the powers of liquidators is a matter for insolvency law rather than the articles and that the Insolvency Act 1986 confers powers on the liquidator which would enable it to do what is envisaged by the Current Articles.

ix)	Electronic and web communications
Provisions of the Companies Act 2006 enable companies to communicate with members by electronic and/or website communications. The New Articles continue to allow communications to members in electronic form and the terminology has been clarified in this respect to bring it into line with the Companies Act 2006.

x)	General
Generally the opportunity has been taken to bring clearer language into the New Articles and in some areas to conform the language of the New Articles with that used in the model articles for public companies produced by the Department for Business, Enterprise and Regulatory Reform.

Unilever Chairman’s Letter and Notice of Meeting 2008	8

Share capital
As at 9 March 2008 (being the last practicable date prior to the publication of the Notice of this Meeting) the total number of issued Ordinary Shares was 1 310 156 361. Unilever PLC holds 11 556 215 Ordinary shares in Treasury, and therefore the total number of voting rights for the Ordinary shares is 1 298 600 146. The total number of Deferred shares was 100 000 (representing 3 214 285 voting rights).

Documents for inspection
Copies of the Directors’ service contracts (or, where applicable, letters of appointment), the amended rules of the Unilever Global Share Incentive Plan 2007, the Current Articles and the proposed New Articles are available for inspection at Unilever’s offices, at Weena 455, Rotterdam in The Netherlands and 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of AGM until the close of the AGM. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the meeting until the close of the meeting. The amended rules of the Unilever Global Share Incentive Plan 2007, the Current Articles and the proposed New Articles are also available at www.unilever.com/AGM.

Recommendation
The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company and all shareholders. Accordingly, they unanimously recommend that you vote in favour of each Resolution, as they intend to do themselves in respect of their own shares in the Company.

9	Unilever Chairman’s Letter and Notice of Meeting 2008

Unilever Chairman’s Letter and Notice of Meeting 2008	10

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom T+44 (0)20 7822 5252 F+44 (0)20 7822 5951 Registered in England and Wales No. 41424

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